Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2007 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Financial Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.

The Third Quarter 2007 Results conference call can be accessed via webcast on November 2, 2007 at 11 a.m. EST at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 604-638-5340, at approximately 10:50 a.m. EST. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 604-638-9010 (Password 2810).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES FOURTH QUARTER
REALIZATION ITEMS AND THIRD QUARTER RESULTS

TORONTO, November 2, 2007 – Brookfield Asset Management Inc. (TSX/NYSE: BAM) today announced the following:

    -   two recently completed initiatives that will result in meaningful gains being recorded in the fourth quarter, covered in the following section; and

    -   the financial and operating results for the periods ending September 30, 2007, which are covered in the balance of the release and the attached financial statements.

Fourth Quarter Realization Items
On October 31, 2007, the company closed the sale of its shares of Stelco to U.S. Steel. Brookfield’s Tricap Restructuring Fund was the largest shareholder of Stelco, having taken the company out of a formal restructuring process, and played a leadership role in the sale process. Brookfield realized proceeds of nearly eight times the original investment and expects to record a pre-tax gain of approximately $250 million in the fourth quarter of 2007.

Also on October 31, 2007, a secondary offering of the major Brazilian stock exchange (the “Bovespa”) closed. The Bovespa was taken public through an initial public offering that raised $3.7 billion. Brookfield owned a number of seats on the Bovespa which were converted to common shares and monetized. Proceeds were approximately $160 million, and Brookfield expects to record a substantial gain in the fourth quarter of 2007.

Third Quarter Financial Results
“For the period ending September 30, 2007, we achieved our targets in most of our operations and exceeded expectations in some,” said Brookfield Asset Management’s Managing Partner, Bruce Flatt. “In particular, we achieved record results in our Canadian residential property operations and realized meaningful gains in our investment activities. Our results were impacted by lower generation levels within our power generation operations due to abnormally low water conditions, continued weakness in the U.S. housing markets, and an industry strike in the Canadian coastal forest products sector.”

The company advanced a number of important transactions during the quarter, including the acquisition of Multiplex in Australia, the sale of a large restructuring fund investment and the refinancing of its One Liberty Plaza property in lower Manhattan.

Brookfield continues to expand its fee-bearing assets under management. At quarter end, base management fees, which are an important component of overall fee revenues, totalled approximately $90 million on an annualized basis. Furthermore, the company accumulated $82 million of additional performance fees and carried interests during the quarter, that were not recorded in the cash flows or net income of the company due to its current accounting conventions.

Flatt commented: “We continue to be on target this year to record the highest cash flows in our history.”

Cash Flow from Operations

Cash flow from operations on a year-to-date basis increased substantially. Cash flow from operations prior to realization and major disposition gains for the third quarter increased 18% to $342 million, compared to $289 million last year. Total cash flow from operations for the third quarter was $321 million compared with $368 million last year.

	Three months ended		Nine months ended
	September 30		September 30
US$ millions (except per share amounts)	2007	2006	2007	2006
Cash flow from operations
– prior to realization and major disposition gains	$342	$289	$1,274	$786
– total	321	368	1,332	942
– per share(1)	$0.52	$0.60	$2.17	$1.53
(1) Adjusted to reflect three-for-two stock split

Net Income

On a comparable basis, net income prior to realization and major disposition gains for the third quarter was $175 million compared with $202 million last year. The increase in operating cash flows noted above were offset by depreciation on newly acquired assets, which reduced income by $76 million in the quarter ($217 million year to date). The depreciation is significantly higher than projected annualized sustaining capital expenditures for these assets, due to their high quality, long life and value appreciation potential. This is why the company focuses on operating cash flow as a more appropriate measure in managing and measuring our operating performance.

	Three months ended		Nine months ended
	September 30		September 30
US$ millions (except per share amounts)	2007	2006	2007	2006
Net income
– prior to realization and major disposition gains	$175	$202	$734	$473
– total	93	245	441	559
– per share(1)	$0.13	$0.40	$0.68	$0.89
(1) Adjusted to reflect three-for-two stock split

Net income for the quarter including all items was $93 million compared to $245 million in the third quarter of 2006. The decline reflects the depreciation noted above, as well as lower amounts of realization and major disposition items recorded this year versus last year. In addition, $66 million of disposition gains have been recorded in opening retaining earnings as opposed to current period income, due to a prescribed industry-wide change in accounting policies.

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Brookfield Infrastructure Partners

Brookfield has continued the process of obtaining the necessary approvals to establish Brookfield Infrastructure Partners and complete the distribution of units to shareholders. It anticipates that the distribution to shareholders will occur in early 2008. This process has taken longer than originally anticipated due in part to the company’s objective to launch Brookfield Infrastructure as a fully invested entity with a select group of operating businesses in the United States, Canada, Brazil and Chile. This resulted in a more complex formation process but will enable shareholders to participate immediately in the returns from these operations, and provides greater visibility to the type of business that the company is trying to build. In the long term, management believes the time spent doing this will be worth the effort.

The completion of the distribution of Brookfield Infrastructure Partners to Brookfield’s shareholders is subject to satisfaction of a number of conditions and, as such, there can be no certainty that the distribution will proceed, or proceed in the manner set forth above.

Dividend Declaration

The Board of Directors declared a dividend of US$0.12 per Class A Common Share, payable on February 29, 2008, to shareholders of record as at the close of business on February 1, 2008, as well as the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Financial Information for the three and nine months ended September 30, 2007 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

Basis of Presentation of Financial Results

This press release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, future income taxes and other items as described as such in the consolidated statement of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a full reconciliation between cash flow from operations and net income with the financial information accompanying this press release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

* * * * *

Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately $80 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit our web site at www.brookfield.com.

3 | Brookfield Asset Management Inc. – Q3/2007 Results

 Please note that Brookfield’s audited annual and unaudited quarterly reports’ SEC and Sedar filings have been made and can also be found in the investor section of our web site at www.brookfield.com, and hard copies of the annual report and/or quarterly disclosures can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Contact:
Denis Couture

SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “expected,” “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Although Brookfield Asset Management believes that the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, and the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; attainment of approval from the SEC, Canadian provincial securities regulators and other regulatory bodies for the distribution of  units of Brookfield Infrastructure Partners, which has not yet been received; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

4 | Brookfield Asset Management Inc. – Q3/2007 Results

CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

	Three months ended		Nine months ended
(Unaudited)	September 30		September 30
US$ millions, except per share amounts	2007	2006	2007	2006
Fees earned	$96	$64	$323	$187
Revenues less direct operating costs
Property	390	380	1,437	999
Power generation	105	122	463	478
Infrastructure	54	80	257	156
Specialty funds	16	29	137	97
Investment and other income	319	185	866	415
	980	860	3,483	2,332
Expenses
Interest	454	291	1,276	765
Other operating costs	108	70	323	225
Current income taxes	(6)	23	40	74
Non-controlling interests in net income	103	108	512	326
	$321	$368	$1,332	$942
Cash flow from operations per common share(1)
Diluted	$0.52	$0.60	$2.17	$1.53
Basic	$0.53	$0.63	$2.23	$1.58
(1) Adjusted to reflect three-for-two stock split

Notes
Cash flow from operations is reconciled to the statements of income on page 7 of this press release as follows:

	Three months ended		Nine months ended
(Unaudited)	September 30		September 30
US$ millions	2007	2006	2007	2006
Net income excluding other items (see page 7)	$250	$363	$986	$881
Dividends from equity accounted investments(1)	5	5	15	61
Gain on sale of exchangeable debentures(1)	66	—	331	—
Cash flow from operations (per above)	$321	$368	$1,332	$942
(1) Included in Investment and Other Income in the Statements of Cash Flow from Operations

The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with management’s discussion and analysis and differ from the company’s consolidated financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the following consolidated statements of income and including dividends from equity accounted investments and the gain on the sale of an exchangeable debenture investment. The gain would have been included in income prior to the implementation of recent accounting requirements but, as a result of transitional provision, has been recorded in shareholders’ equity.

5 | Brookfield Asset Management Inc. – Q3/2007 Results

CONSOLIDATED BALANCE SHEETS
	(Unaudited)	(Unaudited)
	September 30	June 30	December 31
US$ millions	2007	2007	2006
Assets
Cash and cash equivalents	$2,338	$1,335	$1,204
Financial assets	1,665	2,197	1,665
Operating assets
Securities	2,072	2,063	1,529
Loans and notes receivable	663	751	651
Property, plant and equipment
Property	21,731	20,846	20,396
Power generating	5,057	4,713	4,309
Infrastructure	3,067	3,232	2,940
Other plant and equipment	1,054	688	619
Investments	967	1,018	775
Goodwill	777	668	669
Accounts receivable and other	7,082	6,518	5,951
	$46,473	$44,029	$40,708
Liabilities and Shareholders’ Equity
Liabilities
Corporate borrowings	$2,482	$1,893	$1,507
Non-recourse borrowings
Property specific mortgages	18,288	17,407	17,148
Other debt of subsidiaries	4,541	4,237	4,153
Accounts payable and other liabilities	8,341	7,780	6,497
Capital securities	1,577	1,591	1,585
Non-controlling interests of others in assets	4,046	3,914	3,734
Preferred equity	870	870	689
Common equity	6,328	6,337	5,395
	$46,473	$44,029	$40,708

Note
Investment in Canary Wharf Group included in “Property” with a carried value of $182 million (2006 - $182 million) is included in “Securities” in the company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

6 | Brookfield Asset Management Inc. – Q3/2007 Results

CONSOLIDATED STATEMENTS OF INCOME
	Three months ended		Nine months ended
(Unaudited)	September 30		September 30
US$ millions, except per share amounts	2007	2006	2007	2006

Total revenues	$2,219	$1,405	$6,185	$3,993

Fees earned	$96	$64	$323	$187
Revenues less direct operating costs
Property	390	380	1,437	999
Power generation	105	122	463	478
Infrastructure	54	80	257	156
Specialty funds	16	29	137	97
Investment and other income	248	180	520	354
	909	855	3,137	2,271
Expenses
Interest	454	291	1,276	765
Other operating costs	108	70	323	225
Current income taxes	(6)	23	40	74
Non-controlling interests in net income	103	108	512	326
	250	363	986	881
Other items
Depreciation and amortization	(250)	(136)	(740)	(367)
Equity accounted losses from investments	—	(7)	(68)	(26)
Provisions and other	(33)	4	(17)	94
Future income taxes	11	(49)	(123)	(206)
Non-controlling interests in the foregoing items	115	70	403	183
Net income	$93	$245	$441	$559
Net income per common share(1)
Diluted	$0.13	$0.40	$0.68	$0.89
Basic	$0.13	$0.41	$0.70	$0.92
(1) Adjusted to reflect three-for-two stock split

Note
The consolidated statements of income and comprehensive income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

7 | Brookfield Asset Management Inc. – Q3/2007 Results

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(Unaudited)	September 30		September 30
US$ millions	2007	2006	2007	2006
Net income	$93	$245	$441	$559
Other comprehensive income (loss)
Foreign currency translation	331	1	509	8
Available-for-sale securities	(104)	—	(5)	—
Derivative instruments designated as
cash flow hedges	(158)	—	(159)	—
Future income taxes	30	—	23	—
	99	1	368	8
Comprehensive income	$192	$246	$809	$567

SIGNIFICANT REALIZATION ITEMS – THREE MONTHS ENDED

	Cash Flow from
Three months ended September 30	Operations		Net Income
US$ millions (Unaudited)	2007	2006	2007	2006
Reported results, including realization
and major disposition gains, net	$321	$368	$93	$245
Realization and major disposition gains / losses
Core office properties-property sales	7	—	7	—
Core office properties-debt breakage costs	(27)	—	(27)	—
Residential land provision	(42)	—	(42)	—
Retail fund formation gain	—	79	—	79
Disposition gains included in opening retained earning	—	—	(66)	—
Less: Income taxes
Current	11	—	11	—
Future	—	—	9	(36)
Non-controlling interests of other owners	30	—	26	—
	(21)	79	(82)	43
Reported results, prior to realization and major
disposition gains	$342	$289	$175	$202
Year-over-year increase / (decrease)	18%		(13)%

8 | Brookfield Asset Management Inc. – Q3/2007 Results

SIGNIFICANT REALIZATION ITEMS – NINE MONTHS ENDED

	Cash Flow from
Nine months ended September 30	Operations		Net Income
US$ millions (Unaudited)	2007	2006	2007	2006
Reported results, including realization
and major disposition gains, net	$1,332	$942	$441	$559
Realization and major disposition gains / losses
Core office properties-property sales	184	44	184	44
Core office properties-debt breakage costs	(27)	—	(27)	—
Residential land provision	(42)	—	(42)	—
Retail fund formation gain	—	79	—	79
Acadian formation gain	—	26	—	26
Norbord special dividend	—	29	—	—
Banco Brascan joint venture gain	27	—	27	—
Disposition gains included in opening retained earnings	—	—	(331)	—
Less: Income taxes
Current	1	—	1	—
Future	—	—	(32)	(41)
Non-controlling interests of other owners	(85)	(22)	(73)	(22)
	58	156	(293)	86
Reported results, prior to realization and major
disposition gains	$1,274	$786	$734	$473
Year-over-year increase	62%		55%

9 | Brookfield Asset Management Inc. – Q3/2007 Results